# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Titan Mining Corp., CIK 0001791703
CUSIP: 88831L202
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 555, 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Date of event which requires filing of this statement: 11/21/2025
Filed by CIK 0002021311
Persons authorized to receive notices and communications: Richard Warke, Suite 555, 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1, 604-687-1717; copy to: Jason K. Brenkert, C/O Dorsey & Whitney LLP, 1400 Wewatta Street, Suite 400, Denver, Colorado (CO), 80202-5549, 303-629-3445

## Reporting persons
- Augusta Ozama Investment LP (CIK 0002021311): type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO), working capital (WC); sole voting power 27,133,333; shared voting power 0; sole dispositive power 27,133,333; shared dispositive power 0; aggregate amount beneficially owned 27,133,333 (28.7% of the class)
  Comment: The percentage reported in Item 13 is calculated based upon 94,490,000 outstanding shares of Issuer as of November 17, 2025.
- Augusta Investments Inc. (CIK 0001829144): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 23,858,608; shared voting power 0; sole dispositive power 23,858,608; shared dispositive power 0; aggregate amount beneficially owned 23,858,608 (24.2% of the class)
  Comment: Items 7, 9, and 11 includes 19,858,608 Shares and warrants exercisable for 4,000,000 Shares.
  
  The percentage reported in Item 13 is calculated based upon 94,490,000 outstanding shares of Issuer as of November 17, 2025, plus 4,000,000 warrants to purchase common shares held by Augusta Investments Inc.
- Richard W. Warke (CIK 0001390411): type of reporting person: individual (IN), broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 54,525,941; shared voting power 0; sole dispositive power 54,525,941; shared dispositive power 0; aggregate amount beneficially owned 54,525,941 (54.6% of the class)
  Comment: Items 7, 9, and 11 Includes (i) 100,667 common shares and 1,433,333 options to purchase common shares held directly by Richard Warke, (ii) 27,133,333 common shares held by Augusta Ozama Investment LP, (iii) 19,858,508 common shares and 4,000,000 warrants held by Augusta Investments Inc., and (iv) 2,000,000 common shares held by Ozama River Corp. Mr. Warke is the sole officer and director of Augusta Ozama, Augusta Investments, and Ozama.
  
  The percentages used herein are calculated on a partially diluted basis based upon 94,490,000 outstanding shares of Issuer as of November 17, 2025, plus 4,000,000 warrants to purchase common shares held by Augusta Investments and 1,433,333 options to purchase common shares held by Richard Warke, and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Titan Mining Corp.
Address of issuer's principal executive offices: Suite 555, 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Comment: This Schedule 13D (this "Schedule 13D") is being jointly filed by (i) Augusta Ozama Investment LP ("Augusta Ozama") (ii) Augusta Investments Inc. ("Augusta Investments") and (iii) Richard Warke (collectively, the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 99.1 to this Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Augusta Ozama Investment LP
Augusta Investments Inc.
Richard W. Warke
Residence or business address:
The principal business office of Augusta Ozama, Augusta Investments, each of their executive officers, and Mr. Richard Warke is:

Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada
Present principal occupation or employment: The principal business of Augusta Ozama, Augusta Investments, and their sole executive officer is investment. Richard Warke is the sole officer and director of Augusta Ozama and Augusta Investments and is executive chairman of the Issuer.
Criminal convictions in the last five years: None of Augusta Ozama, Augusta Investments, nor Richard Warke as their sole officer and director and in his personal capacity, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of Augusta Ozama, Augusta Investments, nor Richard Warke as their sole officer and director and in his personal capacity, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Augusta Ozama is a Canadian limited partnership.
Augusta Investments is a British Columbia corporation.
Richard Warke is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Augusta Ozama acquired the Shares using working capital.
Augusta Investments acquired the Shares using working capital.
Richard Warke acquired the Shares using personal funds. He acquired the Options (defined below) in consideration of his services as executive chairman of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares for investment purposes and to exert control over the Issuer.

Except as reported herein and in the Issuer's Registration Statement filed November 13, 2025, as amended, the Reporting Persons do not have any plans which related to or would result in:
a. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the Issuer;
f. Any other material change in the Issuer's business or corporate structure;
g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j. Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Augusta Ozama owns 27,133,333 Shares, representing approximately 28.7% of the Issuer's Shares (on the basis of 94,490,000 outstanding common shares of the Issuer).

Augusta Investments owns 19,858,608 Shares and 4,000,000 Warrants. Each Warrant entitles the holder to purchase one Share at an exercise price of C$0.63 per Share until November 1, 2028. Augusta Investments is deemed to beneficially own a total of 23,858,608 Shares issuable upon exercise of the Warrants and has sole voting power and sole dispositive power with respect to a total of 23,858,608 Shares. The aggregate amount of Shares beneficially owned by Augusta Investments represents 24.2% of the Issuer's Shares as calculated for purposes of this Schedule 13D. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, the shares of Common Stock issuable upon exercise of the Warrants are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class beneficially owned by Augusta Investments, although these shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Accordingly, Augusta Investments' percentage ownership is calculated on a partially diluted basis based on an assumed number of shares outstanding equal to 98,490,000 which represents the sum of (i) the 94,490,000 Shares outstanding, and (ii) 4,000,000 Shares issuable upon exercise of the Warrants beneficially owned by Augusta Investments. The foregoing assumed number of Shares outstanding does not include shares of common stock issuable upon the exercise of any other outstanding options, warrants, rights or conversion privileges.

Richard Warke as the sole officer and director of Augusta Ozama, Augusta Investments, and Ozama River Corp. ("Ozama") and exercises sole voting and dispositive power over their securities of the Issuer. Therefore, Mr. Warke beneficially may be deemed to hold a total of 54,525,941 Shares, including (i) 100,667 common shares and 1,433,333 options to purchase common shares held directly by Richard Warke, (ii) 27,133,333 common shares held by Augusta Ozama, (iii) 19,858,608 common shares and 4,000,000 warrants held by Augusta Investments, and (iv) 2,000,000 common shares held by Ozama. The Options were granted as follows: (i) 666,667 Options granted November 10, 2022, exercisable at C$0.77 per share, expiring November 10, 2027, and fully vested; (ii) 500,000 Options granted April 16, 2024, exercisable at C$0.54 per share, expiring April 16, 2029, and one-third vesting on each yearly anniversary of the grant; (iii) 266,667 Options granted September 4, 2025, exercisable at C$1.83 per share, expiring September 4, 2030, and one-fourth vesting on each yearly anniversary of the grant. Mr. Warke's percentage ownership is calculated on a partially diluted basis based upon 94,490,000 outstanding Shares of Issuer as of November 17, 2025, plus 4,000,000 warrants to purchase Shares held by Augusta Investments and 1,433,333 options to purchase Shares held by Richard Warke and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which Augusta Ozama has:
(i) Sole power to vote or to direct the vote: 27,133,133
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 27,133,133
(iv) Shared power to dispose or direct the disposition: 0
(v) Aggregate amount of shares beneficially owned: 27,133,133
(vi) Percent of class represented in Item (v) above: 28.7%

Number of shares as to which Augusta Investments has:
(i) Sole power to vote or to direct the vote: 23,858,608
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 23,858,608
(iv) Shared power to dispose or direct the disposition: 0
(v) Aggregate amount of shares beneficially owned: 23,858,608
(vi) Percent of class represented in Item (v) above: 24.2%

Number of shares as to which Richard Warke has:
(i) Sole power to vote or to direct the vote: 54,525,941
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 54,525,941
(iv) Shared power to dispose or direct the disposition: 0
(v) Aggregate amount of shares beneficially owned: 54,525,941
(vi) Percent of class represented in Item (v) above: 54.6%
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 5 of this Schedule 13D summarizes certain provisions of the Warrants and Options and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement

## Signatures
- Augusta Ozama Investment LP: /s/ Richard W. Warke, President (11/26/2025)
- Augusta Investments Inc.: /s/ Richard W. Warke, President (11/26/2025)
- Richard W. Warke: /s/ Richard W. Warke, Reporting Person (11/26/2025)